United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED HOMES 4, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived Homes platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 13 to our Offering Statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 4, LLC, a Delaware series limited liability company, was formed in July 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2023, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2025, our company has acquired 36 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impacts the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2025 and 2024 are listed in the table below:

Rental Income

Series Name	June 30, 2025	June 30, 2024
Allen	$12,776	$2,165
Annadale	12,570	-
Arcola	8,459	-
Arnold	12,720	-
Breckenridge	11,587	5,290
Bristol	12,145	-
Cher	6,348	-
Cole	13,320	-
Commodore	15,570	-
Cordelia	13,770	-
Cranberry	7,730	-
Dan	10,770	-
Flintwood	14,870	-
Gentry	14,070	-
Gerald	11,220	-
Harold	12,191	-
Holly	7,375	-
Monterey	10,802	-
Mystic	11,820	-
Nicole	12,720	-
Olivia	7,803	-
Prakash	8,063	-
Resolana	11,520	-
Sachi	13,170	-
Sandridge	7,651	-
Sanford	9,270	-
Satjanon	8,715	-
Shawnee	8,157	-
Sonny	7,093	-
Sullivan	12,720	-
Troxler	12,728	-
Tyner	13,920	-
Wendell	12,120	-
Westbury	10,920	-
Westgate	9,258	-
Wizard	16,600	-

	$402,540	$7,455

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2025 and 2024. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series as of June 30, 2025 and 2024:

	Operating Expenses
	June 30, 2025			June 30, 2024
Series Name	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
Allen	$7,912	$4,158	$12,069	$8,070	$-	$8,070
Annadale	7,955	4,837	12,792	-	-	-
Arcola	10,105	3,442	13,547	-	-	-
Arnold	5,900	4,098	9,997	-	-	-
Breckenridge	7,757	5,138	12,895	9,940	856	10,796
Bristol	10,036	4,821	14,857	-	-	-
Cher	10,363	3,971	14,334	-	-	-
Cole	5,531	4,073	9,604	-	-	-
Commodore	7,365	5,320	12,685	-	-	-
Cordelia	6,516	4,813	11,329	4,444	-	4,444
Cranberry	10,837	3,625	14,462	-	-	-
Dan	4,840	3,653	8,493	2,968	-	2,968
Flintwood	6,389	5,029	11,418	-	-	-
Gentry	10,871	4,702	15,573	-	-	-
Gerald	6,602	4,233	10,834	-	-	-
Harold	7,112	4,172	11,284	-	-	-
Holly	10,621	2,855	13,475	-	-	-
Monterey	5,976	3,915	9,891	1,723	-	1,723
Mystic	6,472	4,255	10,727	-	-	-
Nicole	4,978	4,212	9,190	-	-	-
Olivia	9,157	2,135	11,293	-	-	-
Prakash	9,712	2,316	12,028	-	-	-
Resolana	4,478	4,049	8,527	12,989	-	12,989
Sachi	8,564	4,633	13,197	-	-	-
Sandridge	12,477	4,668	17,146	781	-	781
Sanford	3,954	2,454	6,407	3,939	-	3,939
Satjanon	13,231	2,597	15,828	-	-	-
Shawnee	10,538	2,887	13,425	-	-	-
Sonny	10,313	3,971	14,284	-	-	-
Sullivan	5,382	4,411	9,793	1,707	-	1,707
Troxler	10,636	3,445	14,081	-	-	-
Tyner	6,803	5,919	12,723	4,587	-	4,587
Wendell	6,905	4,133	11,039	-	-	-
Westbury	6,905	3,982	10,886	-	-	-
Westgate	7,436	4,733	12,169	1,734	-	1,734
Wizard	6,525	4,589	11,114	-	-	-

	$287,154	$146,240	$433,394	$52,882	$856	$53,739

Other Expenses

Other expenses for the six months ended June 30, 2025 and 2024, consisted of the following interest expenses:

Other Expenses
Series Name	June 30, 2025	June 30, 2024
Allen	$-	$2,943
Annadale	-	-
Arcola	3,159	-
Arnold	-	-
Breckenridge	-	3,999
Bristol	-	-
Cher	2,435	-
Cole	-	-
Commodore	-	-
Cordelia	-	1,821
Cranberry	4,806	-
Dan	-	1,820
Flintwood	-	-
Gentry	1,958	-
Gerald	-	-
Harold	-	-
Holly	2,554	-
Monterey	-	1,820
Mystic	-	-
Nicole	-	-
Olivia	7,316	-
Prakash	8,419	-
Resolana	-	1,859
Sachi	-	-
Sandridge	-	335
Sanford	-	1,172
Satjanon	3,740	-
Shawnee	2,762	-
Sonny	1,663	-
Sullivan	-	830
Troxler	2,033	-
Tyner	-	1,659
Wendell	-	-
Westbury	-	-
Westgate	-	1,765
Wizard	-	-

	$40,845	$20,022

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2025 and 2024:

Cash & Cash Equivalents
Series Name	June 30, 2025	June 30, 2024
Allen	$18,239	$20,174
Annadale	22,882	-
Arcola	13,182	-
Arnold	17,387	-
Breckenridge	21,608	27,632
Bristol	24,030	-
Cher	16,658	-
Cole	18,537	-
Commodore	28,297	-
Cordelia	22,758	-
Cranberry	16,292	-
Dan	43,161	-
Flintwood	27,025	-
Gentry	23,864	-
Gerald	15,170	-
Harold	24,690	-
Holly	22,923	-
Monterey	20,740	-
Mystic	16,240	-
Nicole	18,087	-
Olivia	2,225	-
Prakash	2,325	-
Resolana	12,058	-
Sachi	18,227	-
Sandridge	20,221	-
Sanford	8,300	-
Satjanon	25,549	-
Shawnee	24,335	-
Sonny	14,284	-
Sullivan	28,632	-
Troxler	23,004	-
Tyner	18,656	-
Wendell	15,515	-
Westbury	17,604	-
Westgate	25,691	-
Wizard	24,400	-

	$712,797	$47,805

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher	Cole	Commodore
ASSETS
Current assets:
Cash	$18,239	$22,882	$13,182	$17,387	$21,608	$24,030	$16,658	$18,537	$28,297
Due from (to) third party property managers	2,455	4,435	6,215	4,251	2,891	6,108	4,252	4,616	5,141
Due to (from) related party	-	-	6,175	-	-	-	-	-	-
Total current assets	20,694	27,317	25,572	21,639	24,499	30,138	20,910	23,153	33,437
Property and equipment, net	295,613	346,194	301,584	306,479	364,377	346,699	285,814	290,996	382,955
Total assets	$316,306	$373,511	$327,156	$328,118	$388,875	$376,837	$306,725	$314,149	$416,392

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,669	$4,006	$3,603	$5,210	$3,385	$7,768	$3,937	$2,994	$5,612
Due to (from) related party	3,001	2,217	-	2,319	3,657	2,073	1,547	2,312	2,282
Total Current liabilities	5,670	6,223	3,603	7,529	7,042	9,841	5,484	5,306	7,894
Tenant deposits	2,545	2,095	4,190	2,345	3,095	3,843	2,345	2,445	2,595
Bridge financing, related party	-	-	-	-	-	-	-	-	-
Total Liabilities	8,215	8,318	7,793	9,874	10,137	13,684	7,829	7,751	10,489
Members’ equity (deficit)
Members’ capital	314,003	382,127	335,801	327,854	388,472	380,660	316,317	314,093	423,415
Accumulated deficit	(5,912)	(16,933)	(16,439)	(9,610)	(9,734)	(17,507)	(17,421)	(7,695)	(17,512)
Total members’ equity (deficit)	308,091	365,193	319,363	318,244	378,738	363,153	298,896	306,398	405,903
Total liabilities and members’ equity (deficit)	$316,306	$373,511	$327,156	$328,118	$388,875	$376,837	$306,725	$314,149	$416,392

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2025

	Cordelia	Cranberry	Dan	Flintwood	Gentry	Gerald	Harold	Holly	Monterey
ASSETS
Current assets:
Cash	$22,758	$16,292	$43,161	$27,025	$23,864	$15,170	$24,690	$22,923	$20,740
Due from (to) third party property managers	4,498	4,060	4,128	4,927	5,072	3,780	2,285	4,214	2,552
Due to (from) related party	-	-	-	-	-	-	-	3,085	-
Total current assets	27,256	20,352	47,290	31,952	28,936	18,950	26,975	30,221	23,292
Property and equipment, net	344,637	314,362	268,605	360,704	338,605	309,938	306,300	311,392	293,494
Total assets	$371,893	$334,714	$315,895	$392,656	$367,541	$328,888	$333,275	$341,614	$316,786

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,692	$4,143	$3,601	$3,922	$3,986	$5,034	$5,054	$2,978	$3,842
Due to (from) related party	2,973	1,457	2,547	2,524	1,873	2,101	2,178	-	2,598
Total Current liabilities	6,665	5,600	6,148	6,446	5,859	7,135	7,232	2,978	6,440
Tenant deposits	2,295	2,095	2,468	2,495	2,795	2,095	2,843	2,195	1,750
Bridge financing, related party	-	-	-	-	-	-	-	-	-
Total Liabilities	8,960	7,695	8,615	8,941	8,654	9,230	10,075	5,173	8,190
Members’ equity (deficit)
Members’ capital	376,049	346,129	318,501	395,508	373,478	340,187	338,300	345,094	322,896
Accumulated deficit	(13,117)	(19,110)	(11,221)	(11,793)	(14,591)	(20,529)	(15,099)	(8,654)	(14,299)
Total members’ equity (deficit)	362,932	327,019	307,279	383,715	358,887	319,659	323,200	336,440	308,596
Total liabilities and members’ equity (deficit)	$371,893	$334,714	$315,895	$392,656	$367,541	$328,888	$333,275	$341,614	$316,786

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2025

	Mystic	Nicole	Olivia	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon
ASSETS
Current assets:
Cash	$16,240	$18,087	$2,225	$2,325	$12,058	$18,227	$20,221	$8,300	$25,549
Due from (to) third party property managers	3,683	4,432	2,170	4,665	4,092	4,071	2,233	3,734	4,932
Due to (from) related party	-	-	-	-	-	-	-	-	-
Total current assets	19,923	22,519	4,395	6,990	16,150	22,298	22,454	12,034	30,482
Property and equipment, net	303,940	300,722	312,171	338,742	287,972	332,871	332,942	174,926	377,033
Total assets	$323,864	$323,241	$316,566	$345,732	$304,122	$355,170	$355,396	$186,960	$407,515

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,904	$2,413	$10,330	$11,945	$1,682	$3,411	$3,847	$3,097	$3,039
Due to (from) related party	2,357	2,351	16,041	15,775	2,427	2,015	2,554	1,950	278
Total Current liabilities	6,261	4,764	26,371	27,721	4,109	5,425	6,401	5,047	3,318
Tenant deposits	2,195	2,345	-	2,395	2,145	2,195	-	1,995	2,495
Bridge financing, related party	-	-	301,000	328,000	-	-	-	-	-
Total Liabilities	8,456	7,109	327,371	358,116	6,254	7,620	6,401	7,042	5,813
Members’ equity (deficit)
Members’ capital	333,900	322,351	-	-	314,030	366,787	365,057	185,403	412,556
Accumulated deficit	(18,493)	(6,219)	(10,806)	(12,383)	(16,163)	(19,237)	(16,062)	(5,485)	(10,853)
Total members’ equity (deficit)	315,407	316,132	(10,806)	(12,383)	297,868	347,549	348,995	179,918	401,702
Total liabilities and members’ equity (deficit)	$323,864	$323,241	$316,566	$345,732	$304,122	$355,170	$355,396	$186,960	$407,515

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2025

	Shawnee	Sonny	Sullivan	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard	Consolidated
ASSETS
Current assets:
Cash	$24,335	$14,284	$28,632	$23,004	$18,656	$15,515	$17,604	$25,691	$24,400	$712,797
Due from (to) third party property managers	4,207	3,654	4,542	4,595	5,980	4,407	3,099	2,297	4,172	146,844
Due to (from) related party	280	-	-	-	-	-	-	-	-	9,539
Total current assets	28,822	17,937	33,174	27,599	24,636	19,922	20,703	27,989	28,572	869,180
Property and equipment, net	314,012	285,814	315,763	301,825	420,674	296,479	286,180	337,399	329,188	11,417,402
Total assets	$342,834	$303,752	$348,937	$329,424	$445,310	$316,400	$306,883	$365,388	$357,759	$12,286,582

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,066	$3,946	$3,335	$4,089	$2,572	$3,788	$7,245	$3,325	$4,030	$154,502
Due to (from) related party	-	1,711	2,454	1,600	3,840	2,051	1,820	2,788	2,241	101,913
Total Current liabilities	3,066	5,658	5,789	5,690	6,412	5,839	9,065	6,113	6,271	256,415
Tenant deposits	2,195	1,895	2,345	2,445	3,693	2,245	2,045	2,495	2,445	84,095
Bridge financing, related party	-	-	-	-	-	-	-	-	-	629,000
Total Liabilities	5,261	7,553	8,134	8,135	10,104	8,084	11,110	8,608	8,716	969,510
Members’ equity (deficit)
Members’ capital	345,604	312,526	349,581	333,372	446,351	319,682	316,159	365,108	356,496	11,783,848
Accumulated deficit	(8,031)	(16,327)	(8,777)	(12,082)	(11,146)	(11,366)	(20,386)	(8,328)	(7,453)	(466,776)
Total members’ equity (deficit)	337,573	296,199	340,804	321,289	435,205	308,316	295,772	356,780	349,043	11,317,072
Total liabilities and members’ equity (deficit)	$342,834	$303,752	$348,937	$329,424	$445,310	$316,400	$306,883	$365,388	$357,759	$12,286,582

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2024

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher	Cole	Commodore
ASSETS
Current assets:
Cash	$18,165	$23,407	$-	$18,401	$21,972	$25,453	$-	$23,775	$23,132
Prepaid expenses	448	-	-	-	562	-	-	-	-
Due from related parties	-	3,411	-	-	-	1,774	-	-	7,162
Due from (to) third party property manager	4,873	-	-	3,458	5,525	-	-	4,445	4,860
Total current assets	23,486	26,818	-	21,860	28,059	27,227	-	28,220	35,153
Property and equipment, net	299,770	351,031	305,026	310,577	369,515	351,520	289,786	295,069	388,274
Total assets	$323,257	$377,849	$305,026	$332,437	$397,574	$378,747	$289,786	$323,289	$423,428

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,892	$3,315	$8,046	$5,021	$6,508	$7,288	$5,921	$6,472	$8,649
Tenant deposits	2,545	2,095	-	2,345	3,095	-	-	2,445	2,595
Due to (from) related parties	2,100	-	9,755	2,291	2,927	-	5,743	2,832	-
Total Current liabilities	10,537	5,410	17,801	9,657	12,530	7,288	11,664	11,749	11,244
Bridge financing, related party	-	-	295,415	-	-	-	285,121	-	-
Total Liabilities	10,537	5,410	313,217	9,657	12,530	7,288	296,785	11,749	11,244
Members’ capital	319,338	389,151	-	335,113	393,469	386,254	-	322,952	432,581
Accumulated deficit	(6,618)	(16,712)	(8,191)	(12,333)	(8,425)	(14,795)	(7,000)	(11,412)	(20,397)
Total members’ equity (deficit)	312,720	372,439	(8,191)	322,780	385,044	371,459	(7,000)	311,540	412,184
Total liabilities and members’ equity (deficit)	$323,257	$377,849	$305,026	$332,437	$397,574	$378,747	$289,786	$323,289	$423,428

ARRIVED HOMES 4, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2024

	Cordelia	Cranberry	Dan	Flintwood	Gentry	Gerald	Harold	Monterey	Mystic
ASSETS
Current assets:
Cash	$19,134	$-	$44,522	$27,294	$-	$19,932	$21,294	$20,574	$17,989
Prepaid expenses	-	-	370	-	-	-	-	438	-
Due from related parties	5,356	-	-	-	-	-	-	959	-
Due from (to) third party property manager	4,404	-	3,472	4,696	2,348	3,400	4,096	2,436	3,580
Total current assets	28,894	-	48,365	31,990	2,348	23,332	25,390	24,406	21,569
Property and equipment, net	349,450	317,987	272,258	365,732	343,307	314,171	310,472	297,409	308,195
Total assets	$378,343	$317,987	$320,623	$397,722	$345,655	$337,503	$335,862	$321,815	$329,764

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$7,506	$6,655	$4,782	$4,268	$7,533	$4,985	$4,956	$4,662	$3,566
Tenant deposits	2,295	-	2,468	2,495	2,795	2,095	2,843	1,750	2,195
Due to (from) related parties	-	23,155	1,047	763	18,206	5,535	1,322	-	2,834
Total Current liabilities	9,801	29,810	8,296	7,526	28,534	12,615	9,120	6,412	8,594
Bridge financing, related party	-	295,750	-	-	324,000	-	-	-	-
Total Liabilities	9,801	325,560	8,296	7,526	352,534	12,615	9,120	6,412	8,594
Members’ capital	384,100	-	325,825	405,442	4,253	345,802	342,748	330,613	340,755
Accumulated deficit	(15,558)	(7,573)	(13,498)	(15,246)	(11,131)	(20,915)	(16,007)	(15,210)	(19,586)
Total members’ equity (deficit)	368,543	(7,573)	312,326	390,196	(6,879)	324,888	326,741	315,403	321,170
Total liabilities and members’ equity (deficit)	$378,343	$317,987	$320,623	$397,722	$345,655	$337,503	$335,862	$321,815	$329,764

ARRIVED HOMES 4, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2024

	Nicole	Resolana	Sachi	Sandridge	Sanford	Sonny	Sullivan	Troxler	Tyner
ASSETS
Current assets:
Cash	$24,022	$9,989	$19,946	$26,649	$9,222	$-	$25,897	$-	$24,219
Prepaid expenses	-	321	-	-	269	-	-	-	391
Due from related parties	-	1,402	2,223	1,385	179	-	3,755	-	-
Due from (to) third party property manager	4,289	3,958	-	7,380	3,502	-	4,435	-	6,008
Total current assets	28,311	15,671	22,169	35,415	13,171	-	34,088	-	30,617
Property and equipment, net	304,934	292,021	337,504	337,610	177,380	289,786	320,174	305,270	426,593
Total assets	$333,245	$307,692	$359,673	$373,025	$190,552	$289,786	$354,262	$305,270	$457,210

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$6,074	$4,125	$3,514	$4,714	$4,844	$6,335	$5,946	$8,548	$6,908
Tenant deposits	2,345	2,145	2,195	4,990	1,995	-	2,345	-	3,693
Due to (from) related parties	2,194	-	-	-	-	3,288	-	9,718	1,942
Total Current liabilities	10,613	6,270	5,709	9,704	6,839	9,623	8,291	18,266	12,543
Bridge financing, related party	-	-	-	-	-	285,141	-	295,701	-
Total Liabilities	10,613	6,270	5,709	9,704	6,839	294,764	8,291	313,967	12,543
Members’ capital	332,381	320,577	373,174	369,888	192,060	2,495	357,675	-	457,010
Accumulated deficit	(9,749)	(19,156)	(19,210)	(6,568)	(8,348)	(7,474)	(11,704)	(8,697)	(12,343)
Total members’ equity (deficit)	322,632	301,421	353,964	363,321	183,713	(4,979)	345,971	(8,697)	444,667
Total liabilities and members’ equity (deficit)	$333,245	$307,692	$359,673	$373,025	$190,552	$289,786	$354,262	$305,270	$457,210

ARRIVED HOMES 4, LLC AND ITS SERIES

AUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2024

	Wendell	Westbury	Westgate	Wizard	Consolidated
ASSETS
Current assets:
Cash	$18,073	$19,486	$28,798	$23,490	$554,836
Prepaid expenses	-	-	-	-	2,799
Due from related parties	681	573	-	-	28,861
Due from (to) third party property manager	1,148	415	4,939	1,066	88,732
Total current assets	19,902	20,475	33,737	24,556	675,228
Property and equipment, net	300,612	290,162	342,132	333,776	9,897,502
Total assets	$320,514	$310,636	$375,869	$358,332	$10,572,730

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,623	$6,449	$6,967	$3,653	$177,725
Tenant deposits	2,245	2,045	2,495	2,445	62,993
Due to (from) related parties	-	-	552	1,055	97,258
Total Current liabilities	5,868	8,494	10,014	7,153	337,976
Bridge financing, related party	-	-	-	-	1,781,129
Total Liabilities	5,868	8,494	10,014	7,153	2,119,104
Members’ capital	327,094	322,562	371,271	364,119	8,848,703
Accumulated deficit	(12,448)	(20,420)	(5,416)	(12,940)	(395,077)
Total members’ equity (deficit)	314,646	302,142	365,855	351,179	8,453,626
Total liabilities and members’ equity (deficit)	$320,514	$310,636	$375,869	$358,332	$10,572,730

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher	Cole	Commodore

Rental income	$12,776	$12,570	$8,459	$12,720	$11,587	$12,145	$6,348	$13,320	$15,570

Operating expenses:
Depreciation	4,158	4,837	3,442	4,098	5,138	4,821	3,971	4,073	5,320
Insurance	672	768	560	775	843	810	674	732	714
Management fees	286	420	350	420	356	420	280	420	420
Management fees, related party	1,645	1,635	1,153	1,564	1,692	1,598	980	1,531	1,995
Repairs & maintenance	2,605	285	653	194	440	672	645	-	-
Property taxes	911	1,924	1,698	1,845	1,287	1,918	1,720	1,047	2,372
Other operating expenses	1,793	2,924	5,692	1,101	3,139	4,620	6,063	1,802	1,865
Total operating expenses	12,069	12,792	13,547	9,997	12,895	14,857	14,334	9,604	12,685

Loss from operations	706	(222)	(5,089)	2,723	(1,309)	(2,712)	(7,986)	3,716	2,885

Other expense
Interest expense	-	-	3,159	-	-	-	2,435	-	-
Other income	-	-	-	-	-	-	-	-	-
Total other expense	-	-	3,159	-	-	-	2,435	-	-

Net income (loss)	$706	$(222)	$(8,248)	$2,723	$(1,309)	$(2,712)	$(10,421)	$3,716	$2,885

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cordelia	Cranberry	Dan	Flintwood	Gentry	Gerald	Harold	Holly	Monterey

Rental income	$13,770	$7,730	$10,770	$14,870	$14,070	$11,220	$12,191	$7,375	$10,802

Operating expenses:
Depreciation	4,813	3,625	3,653	5,029	4,702	4,233	4,172	2,855	3,915
Insurance	620	567	555	928	864	589	684	567	657
Management fees	420	350	420	420	420	420	350	280	420
Management fees, related party	1,747	969	1,286	1,880	1,732	1,436	1,575	1,104	1,382
Repairs & maintenance	245	493	-	316	175	89	391	575	-
Property taxes	1,670	1,733	1,599	1,778	1,881	1,797	1,785	1,444	1,806
Other operating expenses	1,815	6,726	981	1,067	5,799	2,271	2,327	6,651	1,711
Total operating expenses	11,329	14,462	8,493	11,418	15,573	10,834	11,284	13,475	9,891

Loss from operations	2,441	(6,732)	2,277	3,452	(1,503)	386	907	(6,100)	911

Other expense
Interest expense	-	4,806	-	-	1,958	-	-	2,554	-
Other income	-	-	-	-	-	-	-	-	-
Total other expense	-	4,806	-	-	1,958	-	-	2,554	-

Net income (loss)	$2,441	$(11,537)	$2,277	$3,452	$(3,460)	$386	$907	$(8,654)	$911

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Mystic	Nicole	Olivia	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon

Rental income	$11,820	$12,720	$7,803	$8,063	$11,520	$13,170	$7,651	$9,270	$8,715

Operating expenses:
Depreciation	4,255	4,212	2,135	2,316	4,049	4,633	4,668	2,454	2,597
Insurance	1,076	500	477	518	481	1,181	515	404	564
Management fees	420	420	280	280	420	420	420	420	280
Management fees, related party	1,450	1,511	344	365	1,382	1,645	1,406	860	1,169
Repairs & maintenance	95	-	3,730	3,670	-	659	3,710	-	1,039
Property taxes	1,694	433	1,156	1,255	1,049	1,200	1,864	987	1,378
Other operating expenses	1,738	2,114	3,171	3,624	1,146	3,460	4,562	1,283	8,801
Total operating expenses	10,727	9,190	11,293	12,028	8,527	13,197	17,146	6,407	15,828

Loss from operations	1,093	3,530	(3,490)	(3,965)	2,993	(27)	(9,494)	2,863	(7,113)

Other expense
Interest expense	-	-	7,316	8,419	-	-	-	-	3,740
Other income	-	-	-	-	-	-	-	-	-
Total other expense	-	-	7,316	8,419	-	-	-	-	3,740

Net income (loss)	$1,093	$3,530	$(10,806)	$(12,383)	$2,993	$(27)	$(9,494)	$2,863	$(10,853)

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Shawnee	Sonny	Sullivan	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard	Consolidated

Rental income	$8,157	$7,093	$12,720	$12,728	$13,920	$12,120	$10,920	$9,258	$16,600	$402,540

Operating expenses:
Depreciation	2,887	3,971	4,411	3,445	5,919	4,133	3,982	4,733	4,589	146,240
Insurance	567	708	563	561	586	605	1,100	1,014	785	24,786
Management fees	280	350	420	420	420	420	420	286	420	13,667
Management fees, related party	1,072	1,182	1,573	1,361	1,977	1,445	1,324	1,490	1,903	50,360
Repairs & maintenance	400	305	-	490	-	-	835	2,035	35	24,781
Property taxes	1,443	1,730	1,331	1,699	560	1,642	1,687	1,143	1,825	54,290
Other operating expenses	6,776	6,038	1,495	6,104	3,260	2,792	1,539	1,468	1,556	119,271
Total operating expenses	13,425	14,284	9,793	14,081	12,723	11,039	10,886	12,169	11,114	433,394

Loss from operations	(5,268)	(7,191)	2,927	(1,353)	1,198	1,081	34	(2,912)	5,486	(30,854)

Other expense
Interest expense	2,767	1,663	-	2,033	-	-	-	-	-	40,850
Other income	(5)	-	-	-	-	-	-	-	-	(5)
Total other expense	2,762	1,663	-	2,033	-	-	-	-	-	40,845

Net income (loss)	$(8,031)	$(8,854)	$2,927	$(3,386)	$1,198	$1,081	$34	$(2,912)	$5,486	$(71,699)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated

Rental income	$2,165	$5,290	$-	$-	$-	$-	$-	$-	$-	$-	$-	$7,455

Operating expenses:
Depreciation	-	856	-	-	-	-	-	-	-	-	-	856
Insurance	224	281	-	185	219	160	-	135	-	195	-	1,400
Management fees	70	140	-	-	-	-	-	-	-	-	-	210
Management fees, related party	254	655	-	-	-	-	-	90	-	428	-	1,426
Repairs & maintenance	2,365	2,885	4,070	1,155	765	11,605	-	3,154	1,188	908	1,106	29,199
Property taxes	276	666	-	275	315	269	-	165	-	392	-	2,358
Other operating expenses	4,882	5,312	374	1,353	424	955	781	396	519	2,664	629	18,289
Total operating expenses	8,070	10,796	4,444	2,968	1,723	12,989	781	3,939	1,707	4,587	1,734	53,739

Loss from operations	(5,905)	(5,506)	(4,444)	(2,968)	(1,723)	(12,989)	(781)	(3,939)	(1,707)	(4,587)	(1,734)	(46,283)

Other expense
Interest expense	2,943	3,999	1,821	1,820	1,820	1,859	335	1,172	830	1,659	1,765	20,022
Other expenses	-	-	-	-	-	-	-	-	-	-	-	-
Total other expense	2,943	3,999	1,821	1,820	1,820	1,859	335	1,172	830	1,659	1,765	20,022

Net loss	$(8,848)	$(9,505)	$(6,265)	$(4,788)	$(3,543)	$(14,848)	$(1,116)	$(5,111)	$(2,536)	$(6,245)	$(3,499)	$(66,306)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher	Cole	Commodore

Balance at January 1, 2025	$312,720	$372,439	$(8,191)	$322,780	$385,044	$371,459	$(7,000)	$311,540	$412,184
Issuance of membership units, net of offering costs	-	-	335,520	-	-	-	313,904	-	-
Deemed contribution from Manager	-	-	4,882	-	-	-	4,514	-	-
Distributions	(5,335)	(7,024)	(4,601)	(7,259)	(4,997)	(5,594)	(2,102)	(8,858)	(9,166)
Net income (loss)	706	(222)	(8,248)	2,723	(1,309)	(2,712)	(10,421)	3,716	2,885
Balance at June 30, 2025	$308,091	$365,193	$319,363	$318,244	$378,738	$363,153	$298,896	$306,398	$405,903

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cordelia	Cranberry	Dan	Flintwood	Gentry	Gerald	Harold	Holly	Monterey

Balance at January 1, 2025	$368,543	$(7,573)	$312,326	$390,196	$(6,879)	$324,888	$326,741	$-	$315,403
Issuance of membership units, net of offering costs	-	344,416	-	-	376,588	-	-	345,414	-
Deemed contribution from Manager	-	5,658	-	-	-	-	-	2,554	-
Distributions	(8,051)	(3,945)	(7,324)	(9,934)	(7,362)	(5,615)	(4,449)	(2,873)	(7,717)
Net income (loss)	2,441	(11,537)	2,277	3,452	(3,460)	386	907	(8,654)	911
Balance at June 30, 2025	$362,932	$327,019	$307,279	$383,715	$358,887	$319,659	$323,200	$336,440	$308,596

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Mystic	Nicole	Olivia	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon

Balance at January 1, 2025	$321,170	$322,632	$-	$-	$301,421	$353,964	$363,321	$183,713	$-
Issuance of membership units, net of offering costs	-	-	-	-	-	594	-	-	411,841
Deemed contribution from Manager	-	-	-	-	-	-	-	-	3,740
Distributions	(6,856)	(10,029)	-	-	(6,547)	(6,982)	(4,831)	(6,657)	(3,026)
Net income (loss)	1,093	3,530	(10,806)	(12,383)	2,993	(27)	(9,494)	2,863	(10,853)
Balance at June 30, 2025	$315,407	$316,132	$(10,806)	$(12,383)	$297,868	$347,549	$348,995	$179,918	$401,702

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Shawnee	Sonny	Sullivan	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard	Consolidated

Balance at January 1, 2025	$-	$(4,979)	$345,971	$(8,697)	$444,667	$314,646	$302,142	$365,855	$351,179	$8,453,626
Issuance of membership units, net of offering costs	346,620	314,102	-	335,889	-	-	-	-	-	3,124,888
Deemed contribution from Manager	2,952	-	-	3,758	-	-	-	-	-	28,059
Distributions	(3,968)	(4,071)	(8,094)	(6,275)	(10,659)	(7,412)	(6,403)	(6,163)	(7,623)	(217,802)
Net income (loss)	(8,031)	(8,854)	2,927	(3,386)	1,198	1,081	34	(2,912)	5,486	(71,699)
Balance at June 30, 2025	$337,573	$296,199	$340,804	$321,289	$435,205	$308,316	$295,772	$356,780	$349,043	$11,317,072

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated

Balance at January 1, 2024	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	329,307	405,679	-	-	-	-	-	198,878	-	465,256	-	1,399,120
Deemed contribution from Manager	1,412	2,036	1,821	1,820	-	-	-	355	-	-	1,765	9,210
Distributions	(1,387)	(3,375)	-	-	-	-	-	(838)	-	-	-	(5,600)
Net loss	(8,848)	(9,505)	(6,265)	(4,788)	(3,543)	(14,848)	(1,116)	(5,111)	(2,536)	(6,245)	(3,499)	(66,306)
Balance at June 30, 2024	$320,485	$394,834	$(4,444)	$(2,968)	$(3,543)	$(14,848)	$(1,116)	$193,284	$(2,536)	$459,011	$(1,734)	$1,336,424

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher	Cole	Commodore

Cash Flows from Operating Activities:
Net income (loss)	$706	$(222)	$(8,248)	$2,723	$(1,309)	$(2,712)	$(10,421)	$3,716	$2,885
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,158	4,837	3,442	4,098	5,138	4,821	3,971	4,073	5,320
(Increase) Decrease in assets
Prepaid expenses	448	(0)	-	0	562	-	-	-	-
Due from (to) third party property managers	2,418	(4,435)	(9,463)	(793)	2,634	(6,108)	(4,252)	(171)	(281)
Increase (decrease) in liabilities
Accrued expenses	(3,223)	691	(1,195)	189	(3,123)	480	(1,984)	(3,479)	(3,037)
Tenant deposits	-	-	4,190	-	-	3,843	2,345	-	-
Due to (from) related parties	902	5,629	(11,047)	28	730	3,847	319	(520)	9,443
Net cash provided by (used in) operating activities	5,409	6,500	(22,321)	6,245	4,632	4,171	(10,023)	3,620	14,330

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,661)	-	-	-	(8,994)	-	-
Repayments of bridge financing, related party	-	-	(295,415)	-	-	-	(285,121)	-	-
Net proceeds from the issuance of membership units	-	-	335,520	-	-	-	313,904	-	-
Distributions	(5,335)	(7,024)	(4,601)	(7,259)	(4,997)	(5,594)	(2,102)	(8,858)	(9,166)
Net cash provided by (used in) financing activities	(5,335)	(7,024)	35,504	(7,259)	(4,997)	(5,594)	26,681	(8,858)	(9,166)
Net change in cash	74	(524)	13,182	(1,014)	(365)	(1,423)	16,658	(5,238)	5,164
Cash at beginning of the period	18,165	23,407	-	18,401	21,972	25,453	-	23,775	23,132
Cash at end of the period	$18,239	$22,882	$13,182	$17,387	$21,608	$24,030	$16,658	$18,537	$28,297

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$8,186	$12,570	$8,459	$12,570	$11,368	$12,014	$6,165	$13,170	$15,570

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contributions from Manager	$-	$-	$4,882	$-	$-	$-	$4,514	$-	$-

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cordelia	Cranberry	Dan	Flintwood	Gentry	Gerald	Harold	Holly	Monterey

Cash Flows from Operating Activities:
Net income (loss)	$2,441	$(11,537)	$2,277	$3,452	$(3,460)	$386	$907	$(8,654)	$911
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,813	3,625	3,653	5,029	4,702	4,233	4,172	2,855	3,915
(Increase) Decrease in assets
Prepaid expenses	-	-	370	(0)	-	-	0	-	438
Due from (to) third party property managers	(95)	(4,060)	(656)	(231)	(2,724)	(380)	1,812	(4,214)	(116)
Increase (decrease) in liabilities
Accrued expenses	(3,814)	(2,512)	(1,181)	(346)	(3,547)	49	98	2,978	(820)
Tenant deposits	-	2,095	-	-	-	-	-	2,195	-
Due to (from) related parties	8,330	(16,040)	1,500	1,761	(16,333)	(3,434)	856	(15,778)	3,556
Net cash provided by (used in) operating activities	11,675	(28,430)	5,963	9,665	(21,362)	853	7,845	(20,617)	7,884

Cash flows from financing activities
Repayments of amounts due to related party	-	(27,537)	-	-	(25,570)	-	-	(20,027)	-
Repayments of bridge financing, related party	-	(295,750)	-	-	(324,000)	-	-	(299,000)	-
Net proceeds from the issuance of membership units	-	344,416	-	-	376,588	-	-	345,414	-
Distributions	(8,051)	(3,945)	(7,324)	(9,934)	(7,362)	(5,615)	(4,449)	(2,873)	(7,717)
Net cash provided by (used in) financing activities	(8,051)	44,721	(7,324)	(9,934)	45,226	(5,615)	(4,449)	43,540	(7,717)
Net change in cash	3,624	16,292	(1,361)	(269)	23,864	(4,762)	3,396	22,923	166
Cash at beginning of the period	19,134	-	44,522	27,294	-	19,932	21,294	-	20,574
Cash at end of the period	$22,758	$16,292	$43,161	$27,025	$23,864	$15,170	$24,690	$22,923	$20,740

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$13,770	$7,730	$9,870	$14,870	$13,770	$11,070	$8,401	$7,375	$10,802

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$20,027	$-
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$314,990	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-	$299,000	$-
Deemed contributions from Manager	$-	$5,658	$-	$-	$-	$-	$-	$2,554	$-

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Mystic	Nicole	Olivia	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon

Cash Flows from Operating Activities:
Net income (loss)	$1,093	$3,530	$(10,806)	$(12,383)	$2,993	$(27)	$(9,494)	$2,863	$(10,853)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,255	4,212	2,135	2,316	4,049	4,633	4,668	2,454	2,597
(Increase) Decrease in assets
Prepaid expenses	0	-	-	-	321	-	0	269	-
Due from (to) third party property managers	(104)	(144)	(2,170)	(4,665)	(133)	(4,071)	5,147	(232)	(4,932)
Increase (decrease) in liabilities
Accrued expenses	339	(3,661)	10,330	11,945	(2,444)	(104)	(868)	(1,747)	3,039
Tenant deposits	-	-	-	2,395	-	-	(4,990)	-	2,495
Due to (from) related parties	(477)	157	2,735	2,717	3,830	4,238	3,939	2,128	(23,580)
Net cash provided by (used in) operating activities	5,106	4,094	2,225	2,325	8,616	4,669	(1,597)	5,735	(31,234)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	(33,318)
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	(352,032)
Net proceeds from the issuance of membership units	-	-	-	-	-	594	-	-	411,841
Distributions	(6,856)	(10,029)	-	-	(6,547)	(6,982)	(4,831)	(6,657)	(3,026)
Net cash provided by (used in) financing activities	(6,856)	(10,029)	-	-	(6,547)	(6,388)	(4,831)	(6,657)	56,784
Net change in cash	(1,749)	(5,935)	2,225	2,325	2,069	(1,718)	(6,428)	(922)	25,549
Cash at beginning of the period	17,989	24,022	-	-	9,989	19,946	26,649	9,222	-
Cash at end of the period	$16,240	$18,087	$2,225	$2,325	$12,058	$18,227	$20,221	$8,300	$25,549

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$11,670	$12,570	$7,803	$8,063	$11,370	$13,170	$7,651	$8,970	$8,715

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$33,318
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$375,920
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-	$-	$352,032
Deemed contributions from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$3,740

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Shawnee	Sonny	Sullivan	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$(8,031)	$(8,854)	$2,927	$(3,386)	$1,198	$1,081	$34	$(2,912)	$5,486	$(71,699)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	2,887	3,971	4,411	3,445	5,919	4,133	3,982	4,733	4,589	146,240
(Increase) Decrease in assets
Prepaid expenses	-	-	-	-	391	-	-	-	-	2,799
Due from (to) third party property managers	(4,207)	(3,654)	(107)	(4,595)	28	(3,259)	(2,684)	2,641	(3,106)	(61,360)
Increase (decrease) in liabilities
Accrued expenses	3,066	(2,389)	(2,611)	(4,458)	(4,336)	165	796	(3,642)	378	(19,975)
Tenant deposits	2,195	1,895	-	2,445	-	-	-	-	-	21,103
Due to (from) related parties	(19,011)	(1,576)	6,209	(4,360)	1,897	2,732	2,393	2,236	1,186	(38,857)
Net cash provided by (used in) operating activities	(23,101)	(10,606)	10,829	(10,909)	5,097	4,853	4,521	3,056	8,533	(21,750)

Cash flows from financing activities
Repayments of amounts due to related party	(26,053)	(8,974)	-	(14,619)	-	-	-	-	-	(179,754)
Repayments of bridge financing, related party	(295,216)	(285,141)	-	(295,701)	-	-	-	-	-	(2,727,376)
Net proceeds from the issuance of membership units	346,620	314,102	-	335,889	-	-	-	-	-	3,124,888
Distributions	(3,968)	(4,071)	(8,094)	(6,275)	(10,659)	(7,412)	(6,403)	(6,163)	(7,623)	(217,802)
Net cash provided by (used in) financing activities	47,436	24,890	(8,094)	33,913	(10,659)	(7,412)	(6,403)	(6,163)	(7,623)	(43)
Net change in cash	24,335	14,284	2,735	23,004	(5,563)	(2,558)	(1,883)	(3,107)	910	157,961
Cash at beginning of the period	-	-	25,897	-	24,219	18,073	19,486	28,798	23,490	554,836
Cash at end of the period	$24,335	$14,284	$28,632	$23,004	$18,656	$15,515	$17,604	$25,691	$24,400	$712,797

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$8,157	$7,093	$12,570	$12,585	$13,770	$11,970	$10,770	$8,733	$12,073	$385,431

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$26,053	$-	$-	$-	$-	$-	$-	$-	$-	$79,398
Acquisition of property	$314,900	$-	$-	$-	$-	$-	$-	$-	$-	$1,005,810
Bridge financing, related party	$295,216	$-	$-	$-	$-	$-	$-	$-	$-	$946,247
Deemed contributions from Manager	$2,952	$-	$-	$3,758	$-	$-	$-	$-	$-	$28,059

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Allen	Breckenridge	Cordelia	Dan	Monterey	Resolana	Sandridge	Sanford	Sullivan	Tyner	Westgate	Consolidated

Cash Flows from Operating Activities:
Net loss	$(8,848)	$(9,505)	$(6,265)	$(4,788)	$(3,543)	$(14,848)	$(1,116)	$(5,111)	$(2,536)	$(6,245)	$(3,499)	$(66,306)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	-	856	-	-	-	-	-	-	-	-	-	856
(Increase) Decrease in assets
Other receivables	-	-	-	-	-	-	-	(40,895)	-	(98,005)	-	(138,900)
Prepaid expenses	-	-	-	-	-	-	-	-	-	-	-	-
Deposits	(2,545)	(3,095)	-	-	-	-	-	-	-	-	-	(5,640)
Due from (to) third party property managers	1,657	(2,194)	4,444	1,580	815	12,149	-	3,260	1,573	1,487	1,592	26,362
Increase (decrease) in liabilities
Accrued expenses	2,296	3,316	3,237	3,382	3,500	3,416	596	15,237	2,028	34,303	2,796	74,107
Accounts payable	1,657	-	4,444	1,580	815	12,149	-	3,260	1,573	1,487	1,592	28,557
Tenant deposits	2,545	3,095	-	-	-	-	-	-	-	-	-	5,640
Due to (from) related parties	26,058	38,859	(4,040)	66	(1,586)	(12,867)	520	(2,874)	(2,637)	(74)	(714)	40,711
Net cash provided by (used in) operating activities	22,821	31,332	1,821	1,820	-	-	-	(27,124)	-	(67,047)	1,765	(34,613)
Cash flows from financing activities
Repayment amounts due to related party	(330,567)	(406,004)	(1,821)	(1,820)	-	-	-	(170,916)	-	(398,209)	(1,765)	(1,311,102)
Net proceeds from the issuance of membership units	329,307	405,679	-	-	-	-	-	198,878	-	465,256	-	1,399,120
Distributions	(1,387)	(3,375)	-	-	-	-	-	(838)	-	-	-	(5,600)
Net cash provided by (used in) financing activities	(2,647)	(3,700)	(1,821)	(1,820)	-	-	-	27,124	-	67,047	(1,765)	82,418
Net change in cash	20,174	27,632	-	-	-	-	-	-	-	-	-	47,805
Cash at beginning of the period	-	-	-	-	-	-	-	-	-	-	-	-
Cash at end of the period	$20,174	$27,632	$-	$-	$-	$-	$-	$-	$-	$-	$-	$47,805

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$151	$372	$-	$-	$-	$-	$-	$90	$-	$428	$-	$1,040

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$309,128	$379,559	$17,333	$11,174	$19,532	$17,245	$19,501	$184,234	$17,564	$436,563	$20,227	$1,432,058
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$336,127	$264,737	$281,792	$278,825	$322,000	$-	$306,286	$-	$325,850	$2,115,617
Deemed contribution from Manager	$1,412	$2,036	$1,821	$1,820	$-	$-	$-	$355	$-	$-	$1,765	$9,210

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 4, LLC is a Delaware Series limited liability company formed on July 28, 2023 under the laws of Delaware. Arrived Homes 4, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Fund Manager, LLC. (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived Homes 4, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date the Series’ LLC acquired the single family rental property.

SERIES OFFERING TABLE

As of June 30, 2025

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Allen	Arrived TN Allen, LLC	4/24/2024	5/8/2024
Annadale	Arrived TN Annadale, LLC	8/6/2024	8/28/2024
Arcola	Arrived NC Arcola, LLC	11/20/2024	12/4/2024
Arnold	Arrived Series Arnold, a series of Arrived Homes 4, LLC	6/28/2024	8/28/2024
Breckenridge	Arrived TN Breckenridge, LLC	3/19/2024	4/3/2024
Bristol	Arrived TN Bristol, LLC	10/1/2024	10/23/2024
Cher	Arrived Series Cher, a series of Arrived Homes 4, LLC	10/3/2024	11/27/2024
Cole	Arrived TN Cole, LLC	7/10/2024	7/24/2024
Commodore	Arrived VA Commodore, LLC	6/28/2024	9/18/2024
Cordelia	Arrived TN Cordelia, LLC	5/13/2024	6/5/2024
Cranberry	Arrived TN Cranberry, LLC	12/11/2024	12/18/2024
Dan	Arrived Series Dan, a series of Arrived Homes 4, LLC	5/13/2024	5/29/2024
Flintwood	Arrived KY Flintwood, LLC	7/10/2024	7/24/2024
Gentry	Arrived TN Gentry, LLC	9/23/2024	10/30/2024
Gerald	Arrived Series Gerald, a series of Arrived Homes 4, LLC	6/10/2024	8/28/2024
Harold	Arrived Series Harold, a series of Arrived Homes 4, LLC	6/28/2024	8/28/2024
Holly	Arrived MS Holly, LLC	12/20/2024	1/8/2025
Monterey	Arrived Series Monterey, a series of Arrived Homes 4, LLC	5/27/2024	5/31/2024
Mystic	Arrived GA Mystic, LLC	6/20/2024	7/3/2024
Nicole	Arrived TN Nicole, LLC	7/2/2024	7/24/2024
Olivia	Arrived NC Olivia, LLC	2/21/2025	2/26/2025
Prakash	Arrived NC Prakash, LLC	2/21/2025	2/19/2025
Resolana	Arrived NM Resolana, LLC	4/11/2024	5/30/2024
Sachi	Arrived TN Sachi, LLC	12/27/2022	9/25/2024
Sandridge	Arrived MS Sandridge, LLC	6/20/2024	6/26/2024
Sanford	Arrived AR Sanford, LLC	5/7/2024	5/22/2024
Satjanon	Arrived TN Satjanon, LLC	10/3/2024	2/5/2025
Shawnee	Arrived KY Shawnee, LLC	10/21/2024	1/29/2025
Sonny	Arrived Series Sonny, a series of Arrived Homes 4, LLC	10/7/2024	11/20/2024
Sullivan	Arrived TN Sullivan, LLC	6/10/2024	6/18/2024
Troxler	Arrived NC Troxler, LLC	11/20/2024	12/4/2024
Tyner	Arrived TN Tyner, LLC	3/22/2024	5/8/2024
Wendell	Arrived TN Wendell, LLC	7/2/2024	9/25/2024
Westbury	Arrived Series Westbury, a series of Arrived Homes 4, LLC	7/10/2024	9/25/2024
Westgate	Arrived TN Westgate, LLC	5/22/2024	6/5/2024
Wizard	Arrived TN Wizard, LLC	7/2/2024	9/25/2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). The Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 1-K. The December 31, 2024 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 4, LLC and its Series listed in Note 1. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the bridge financing, related party payables approximate their fair values based on interest rates and terms currently available for similar instruments

Management Fee

The Manager will receive from each Series an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The Manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangement for the property management company is set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, audit and tax fees, and interest payable on the Series’ bridge financing, related party

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company and Series continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received by tenants.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital, (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each Series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid. Since the Series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REIT’s. The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Not Yet Adopted and Adopted Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2025

Series	Building	Land	Total	Less: Accumulated depreciation	Property and equipment, net
Allen	$228,665	$75,263	$303,928	$(8,315)	$295,613
Annadale	266,008	87,441	353,449	(7,255)	346,194
Arcola	227,189	77,838	305,026	(3,442)	301,584
Arnold	225,370	87,256	312,626	(6,146)	306,479
Breckenridge	282,601	92,909	375,509	(11,133)	364,377
Bristol	265,160	87,164	352,323	(5,625)	346,699
Cher	218,411	71,375	289,786	(3,971)	285,814
Cole	224,035	73,750	297,785	(6,789)	290,996
Commodore	292,577	97,471	390,048	(7,093)	382,955
Cordelia	264,711	88,750	353,461	(8,824)	344,637
Cranberry	239,219	78,768	317,987	(3,625)	314,362
Dan	200,914	74,998	275,911	(7,306)	268,605
Flintwood	276,585	92,500	369,085	(8,381)	360,704
Gentry	258,590	85,500	344,090	(5,485)	338,605
Gerald	232,790	83,498	316,287	(6,349)	309,938
Harold	229,435	83,123	312,558	(6,257)	306,300
Holly	235,499	78,748	314,247	(2,855)	311,392
Monterey	215,321	86,003	301,324	(7,830)	293,494
Mystic	234,032	77,000	311,032	(7,092)	303,940
Nicole	231,652	76,090	307,742	(7,020)	300,722
Olivia	234,894	79,413	314,306	(2,135)	312,171
Prakash	254,708	86,350	341,058	(2,316)	338,742
Resolana	222,695	73,375	296,070	(8,098)	287,972
Sachi	254,798	84,250	339,048	(6,177)	332,871
Sandridge	256,753	84,748	341,501	(8,558)	332,942
Sanford	134,959	44,875	179,834	(4,908)	174,926
Satjanon	285,650	93,980	379,630	(2,597)	377,033
Shawnee	238,174	78,725	316,899	(2,887)	314,012
Sonny	218,411	71,375	289,786	(3,971)	285,814
Sullivan	242,600	81,250	323,850	(8,087)	315,763
Troxler	227,358	77,913	305,270	(3,445)	301,825
Tyner	325,560	106,953	432,513	(11,839)	420,674
Wendell	227,335	74,655	301,990	(5,511)	296,479
Westbury	218,989	72,500	291,489	(5,309)	286,180
Westgate	260,327	85,750	346,077	(8,678)	337,399
Wizard	252,372	82,934	335,306	(6,118)	329,188

	$8,704,342	$2,934,484	$11,638,826	$(221,424)	$11,417,402

June 30, 2024

Series Name	Series	Building	Land	Total	Less: Accumulated depreciation	Property and equipment, net
E08_Allen	Allen	$228,665	$75,263	$303,928	$-	$303,928
E08_Breckenridge	Breckenridge	282,601	92,909	375,509	(856)	374,653
E08_Cordelia	Cordelia	264,711	88,750	353,461	-	353,461
E08_Dan	Dan	200,914	74,998	275,911	-	275,911
E08_Monterey	Monterey	215,321	86,003	301,324	-	301,324
E08_Resolana	Resolana	222,695	73,375	296,070	-	296,070
E08_Sandridge	Sandridge	256,753	84,748	341,501	-	341,501
E08_Sanford	Sanford	134,959	44,875	179,834	-	179,834
E08_Sullivan	Sullivan	242,600	81,250	323,850	-	323,850
E08_Tyner	Tyner	325,560	106,953	432,513	-	432,513
E08_Westgate	Westgate	260,327	85,750	346,077	-	346,077

		$2,635,104	$894,871	$3,529,975	$(856)	$3,529,119

Depreciation expense was $146,240 and $856, respectively, for the six months ended June 30, 2025 and 2024.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

The Company has obtained bridge financing from Arrived Short Term Notes, LLC, an affiliate of the Manager. The following is a summary of the bridge financing by each Series as of June 30, 2025:

●	On February 21, 2025, the Manager established Arrived NC Prakash, LLC, a wholly owned subsidiary of Arrived Series Prakash, a Series of Arrived Homes 4, LLC. Arrived NC Prakash closed on the acquisition of a property on February 19, 2025, with a purchase price of $339,400, and obtained bridge financing from Arrived Short Term Notes, LLC in the amount of $328,000. The bridge financing is secured by the property, and bears interest at 6.5% (interest-only), with all accrued interest due at maturity or repayment. The bridge financing matures in 18 months and has no prepayment penalties.

●	On February 21, 2025, the Manager established Arrived NC Olivia, LLC, a wholly owned subsidiary of Arrived Series Olivia, a Series of Arrived Homes 4, LLC. Arrived NC Olivia closed on the acquisition of a property on February 26, 2025, with a purchase price of $312,650, and obtained bridge financing from Arrived Short Term Notes, LLC in the amount of $301,000. The bridge financing is secured by the property, and bears interest at 6.5% (interest-only), with all accrued interest due at maturity or repayment. The bridge financing matures in 18 months and has no prepayment penalties.

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy.

The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series. The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2025 and 2024, the Series closed on its public offerings for net proceeds of $3,124,888 and $1,399,120, respectively. The following is a summary of the public offerings by each Series.

June 30, 2025
Series Name	# of Units Issued	Net proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
Allen	-	$-	$-	$-
Annadale	-	-	-	-
Arcola	36,230	335,520	3,623	7,247
Arnold	-	-	-	-
Breckenridge	-	-	-	-
Bristol	-	-	-	-
Cher	33,906	313,904	3,391	6,785
Cole	-	-	-	-
Commodore	-	-	-	-
Cordelia	-	-	-	-
Cranberry	37,216	344,416	3,737	7,477
Dan	-	-	-	-
Flintwood	-	-	-	-
Gentry	40,674	376,588	4,067	8,135
Gerald	-	-	-	-
Harold	-	-	-	-
Holly	37,314	345,414	3,731	7,465
Monterey	-	-	-	-
Mystic	-	-	-	-
Nicole	-	-	-	-
Olivia	-	-	-	-
Prakash	-	-	-	-
Resolana	-	-	-	-
Sachi	60	594	6	-
Sandridge	-	-	-	-
Sanford	-	-	-	-
Satjanon	44,492	411,841	4,449	8,910
Shawnee	37,439	346,620	3,744	7,496
Sonny	33,926	314,102	3,393	6,785
Sullivan	-	-	-	-
Troxler	36,270	335,889	3,627	7,254
Tyner	-	-	-	-
Wendell	-	-	-	-
Westbury	-	-	-	-
Westgate	-	-	-	-
Wizard	-	-	-	-

	337,527	$3,124,888	$33,768	$67,554

June 30, 2024
Series Name	# of Units Issued	Net proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
Allen	35,577	$329,307	$3,558	$7,115
Breckenridge	43,833	405,679	4,383	8,768
Cordelia	-	-	-	-
Dan	-	-	-	-
Monterey	-	-	-	-
Resolana	-	-	-	-
Sandridge	-	-	-	-
Sanford	21,474	198,878	2,147	4,295
Sullivan	-	-	-	-
Tyner	50,279	465,256	5,028	10,056
Westgate	-	-	-	-

	151,163	$1,399,120	$15,116	$30,234

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. In accordance with the operating agreement, the Manager received the following reimbursements, deducted from the gross proceeds of the offering. For the six months ended June 30, 2025 and 2024, the following were reimbursements and fees paid to the Manager:

•	Out-of-pocket expenses: up to 2% of gross proceeds, $67,554 and $30,234, respectively.

•	Sourcing fees: up to 3.5% of gross proceeds, $99,390 and $44,780, respectively.

•	Financing and holding expenses: up to 2.5% of gross proceeds, $49,670 and $22,380, respectively.

Distributions

During the six months ended June 30, 2025 and 2024, 34 Series made aggregate distributions to investors of $217,802 and 3 Series made aggregate distributions to investors of $5,600, respectively. Such distributions were recorded as reductions to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2025 and 2024.

Series	June 30, 2025	June 30, 2024
Allen	$5,335	$1,387
Annadale	7,024	-
Arcola	4,601	-
Arnold	7,259	-
Breckenridge	4,997	3,375
Bristol	5,594	-
Cher	2,102	-
Cole	8,858	-
Commodore	9,166	-
Cordelia	8,051	-
Cranberry	3,945	-
Dan	7,324	-
Flintwood	9,934	-
Gentry	7,362	-
Gerald	5,615	-
Harold	4,449	-
Holly	2,873	-
Monterey	7,717	-
Mystic	6,856	-
Nicole	10,029	-
Olivia	-	-
Prakash	-	-
Resolana	6,547	-
Sachi	6,982	-
Sandridge	4,831	-
Sanford	6,657	838
Satjanon	3,026	-
Shawnee	3,968	-
Sonny	4,071	-
Sullivan	8,094	-
Troxler	6,275	-
Tyner	10,659	-
Wendell	7,412	-
Westbury	6,403	-
Westgate	6,163	-
Wizard	7,623	-

	$217,802	$5,600

NOTE 7: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Fund Manager, LLC, is a managing member with common management of the Series.

Due from (to) Related Party

The Series engage in various transactions with the Manager and its affiliates in the ordinary course of operating and financing activities. As of June 30, 2025, certain Series owed the Manager an aggregate of $101,913, primarily related to initial funding for property acquisitions. In addition, the Manager owed certain Series an aggregate of $9,539. These advances are non-interest bearing and have no stated repayment terms.

Deemed Contributions

During the six months ended June 30, 2025 and 2024, certain Series received deemed contributions from the Manager totaling $28,059 and $9,210, respectively, in exchange for forgiveness of amounts previously due.

Management Compensation

During the six months ended June 30, 2025 and 2024, total management compensation charged by the Manager, including sourcing fees, financing and holding expenses, offering expenses, asset management fees, reimbursements of acquisition expenses, property management fees, and interest expense from affiliates of Manager, were an aggregate of $330,323 and $103,820, respectively.

The following table reflects the total management fee paid by each Series during the six months ended June 30, 2025 and 2024.

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Interest expense from affiliates of the manager

Allen	$-	$-	$-	$903	$-	$742	$-
Annadale	-	-	-	1,049	-	586	-
Arcola	10,610	5,300	7,247	762	2,500	390	3,159
Arnold	-	-	-	966	-	598	-
Breckenridge	-	-	-	1,115	-	577	-
Bristol	-	-	-	1,046	-	552	-
Cher	9,990	4,990	6,785	736	2,500	245	2,435
Cole	-	-	-	885	-	646	-
Commodore	-	-	-	1,170	-	826	-
Cordelia	-	-	-	1,065	-	682	-
Cranberry	11,020	5,510	7,477	630	2,500	338	4,806
Dan	-	-	-	844	-	442	-
Flintwood	-	-	-	1,110	-	770	-
Gentry	11,970	5,980	8,135	1,026	2,500	706	1,958
Gerald	-	-	-	958	-	478	-
Harold	-	-	-	949	-	625	-
Holly	11,020	5,510	7,465	788	2,500	317	2,554
Monterey	-	-	-	938	-	444	-
Mystic	-	-	-	924	-	526	-
Nicole	-	-	-	913	-	598	-
Olivia	-	-	-	-	-	344	7,316
Prakash	-	-	-	-	-	365	8,419
Resolana	-	-	-	881	-	502	-
Sachi	-	-	-	1,011	-	634	-
Sandridge	-	-	-	1,017	-	389	-
Sanford	-	-	-	539	-	322	-
Satjanon	13,150	6,570	8,910	752	2,500	417	3,740
Shawnee	11,020	5,510	7,496	630	2,500	443	2,767
Sonny	9,990	4,990	6,785	900	2,500	282	1,663
Sullivan	-	-	-	975	-	598	-
Troxler	10,620	5,310	7,254	763	2,500	598	2,033
Tyner	-	-	-	1,283	-	694	-
Wendell	-	-	-	896	-	550	-
Westbury	-	-	-	870	-	454	-
Westgate	-	-	-	1,029	-	461	-
Wizard	-	-	-	995	-	908	-

	$99,390	$49,670	$67,554	$31,318	$22,500	$19,042	$40,850

June 30, 2024

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party

Allen	$10,530	$5,260	$7,115	$151	$2,500	$103
Breckenridge	13,000	6,500	8,768	372	2,500	283
Cordelia	-	-	-	-	-	-
Dan	-	-	-	-	-	-
Monterey	-	-	-	-	-	-
Resolana	-	-	-	-	-	-
Sandridge	-	-	-	-	-	-
Sanford	6,280	3,140	4,295	90	-	-
Sullivan	-	-	-	-	-	-
Tyner	14,970	7,480	10,056	428	-	-
Westgate	-	-	-	-	-	-

	$44,780	$22,380	$30,234	$1,040	$5,000	$386

NOTE 8: SUBSEQUENT EVENTS

The following list represents acquisitions that are in contract but were not closed or were not been submitted to the Securities and Exchange Commission as of June 30, 2025.

Acquisitions post June 30, 2025

Series	Address	Acquisition close date	Offering close date	Purchase price	Bridge financing, related party	Interest rate
Funderburk	2758 Lily Circle, Northport, AL 35473	7/30/2025	Not Closed	$259,900	$246,000	6.50%
Kern	10056 Meadowvista Court, Independence, KY 41051	7/30/2025	Not Closed	387,000	367,000	6.50%
Skitt	8334 Bright Water Drive, Ooltewah, TN 37363	7/30/2025	Not Closed	418,000	391,315	6.50%
Jasmine	100 Hartmann Crossing Drive, Lebanon, TN 37087	8/20/2025	Not Closed	437,990	394,542	6.50%
Rose	341 Arrowhead Drive, Johnson City, TN 37601	8/6/2025	Not Closed	343,785	391,925	6.50%
Lendrum	7646 Belhaven Lane, Knoxville, TN 37918	8/20/2025	Not Closed	353,570	330,791	6.50%

				$2,200,245	$2,121,573

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 4, LLC
2.2*	Limited Liability Company Agreement of Arrived Homes 4, LLC
2.3*	First Amendment to Limited Liability Company Agreement of Arrived Homes 4, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 4, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a Series of Arrived Homes 4, LLC
6.1*	Broker Dealer Agreement, dated March 5, 2024 between Arrived Homes 4, LLC and Dalmore Group, LLC
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 4, LLC
6.5*	Purchase and Sale Agreement dated March 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Breckenridge Property
6.5.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Breckenridge dated March 19, 2024 for Arrived Series Breckenridge Property
6.6*	Purchase and Sale Agreement dated February 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Tyner Property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tyner dated March 22, 2024 for Arrived Series Tyner Property
6.7*	Purchase and Sale Agreement dated April 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Allen Property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Allen dated April 8, 2024 for Arrived Series Allen Property
6.8*	Purchase and Sale Agreement dated April 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cordelia Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordelia dated May 13, 2024 for Arrived Series Cordelia Property
6.9*	Purchase and Sale Agreement dated April 29, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sanford Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sanford dated May 7, 2024 for Arrived Series Sanford Property
6.10*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Dan Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Dan dated May 16, 2024 for Arrived Series Dan Property
6.11*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Monterey Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Monterey dated May 27, 2024 for Arrived Series Monterey Property
6.12*	Purchase and Sale Agreement dated January 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Resolana dated April 17, 2024 for Arrived Series Resolana Property
6.12.2*	Counteroffer to Offer dated January 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property

6.13*	Purchase and Sale Agreement dated May 3 , 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westgate dated May 22, 2024 for Arrived Series Westgate Property
6.13.2*	Counteroffer to Offer dated May 3, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property
6.14*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Arnold Property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arnold dated June 28, 2024 for Arrived Series Arnold Property
6.14.2*	Addendum to Purchase and Sale Agreement dated August 2,2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.14.3*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.15*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Gerald Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gerald dated June 10, 2024 for Arrived Series Gerald Property
6.15.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Gerald Property
6.16*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Harold Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Harold dated July 2, 2024 for Arrived Series Harold Property
6.16.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Harold Property
6.17*	Purchase and Sale Agreement dated May 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Mystic Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mystic dated June 20, 2024 for Arrived Series Mystic Property
6.18*	Purchase and Sale Agreement dated June 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Nicole Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Nicole dated July 2, 2024 for Arrived Series Nicole Property
6.19*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sandridge Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandridge dated June 20, 2024 for Arrived Series Sandbridge Property
6.20*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sullivan Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sullivan dated June 10, 2024 for Arrived Series Sullivan Property
6.21*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wendell Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wendell dated July 2, 2024 for Arrived Series Wendell Property
6.22*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wizard Property

6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wizard dated July 2, 2024 for Arrived Series Wizard Property
6.23*	Purchase and Sale Agreement dated July 26, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Annadale Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Annadale dated August 6, 2024 for Arrived Series Annadale Property
6.24*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cole Property
6.24.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cole dated July 11, 2024 for Arrived Series Cole Property
6.25*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Flintwood Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Flintwood dated July 11, 2024 for Arrived Series Flintwood Property
6.26*	Purchase and Sale Agreement dated September 19, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Bristol Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bristol dated October 1, 2024 for Arrived Series Bristol Property
6.27*	Purchase and Sale Agreement dated September 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cher Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cher dated October 3, 2024 for Arrived Series Cher Property
6.28*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Commodore Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Commodore dated June 28, 2024 for Arrived Series Commodore Property
6.29*	Purchase and Sale Agreement dated August 26, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sachi Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sachi dated September 16, 2024 for Arrived Series Sachi Property
6.30*	Purchase and Sale Agreement dated September 30, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Satjanon Property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Satjanon dated October 3, 2024 for Arrived Series Satjanon Property
6.31*	Purchase and Sale Agreement dated September 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sonny Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sonny dated October 3, 2024 for Arrived Series Sonny Property
6.32*	Purchase and Sale Agreement dated August 20, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westbury Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westbury dated September 16, 2024 for Arrived Series Westbury Property
6.32.2*	Counteroffer to Offer dated August 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Westbury Property

6.33*	Purchase and Sale Agreement dated September 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Arcola Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arcola dated November 20, 2024 for Arrived Series Arcola Property
6.34*	Purchase and Sale Agreement dated December 11, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cranberry Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cranberry dated December 11, 2024 for Arrived Series Cranberry Property
6.35*	Purchase and Sale Agreement dated September 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Gentry Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gentry dated September 23, 2024 for Arrived Series Gentry Property
6.36*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Holly Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holly dated December 20, 2024 for Arrived Series Holly Property
6.37*	Purchase and Sale Agreement dated September 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Shawnee Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Shawnee dated October 21, 2024 for Arrived Series Shawnee Property
6.38*	Purchase and Sale Agreement dated September 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Troxler Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Troxler dated November 20, 2024 for Arrived Series Troxler Property
6.39*	Purchase and Sale Agreement dated February 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Olivia Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Olivia dated January 4, 2025 for Arrived Series Olivia Property
6.40*	Purchase and Sale Agreement dated February 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Prakash Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Prakash dated January 25, 2025 for Arrived Series Prakash Property
6.41*	NCPS PPEX ATS Company Agreement
6.42*	Secondary Brokerage Agreement
6.43*	NCIT Software and Services License Agreement
6.44*	Purchase and Sale Agreement dated June 30, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Funderbunk Property

6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Funderbunk dated July 16, 2025 for Arrived Series Funderbunk Property
6.45*	Purchase and Sale Agreement dated June 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Humphreys Property
6.45.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Humphreys dated July 23, 2025 for Arrived Series Humphreys Property
6.46*	Purchase and Sale Agreement dated June 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Jasmine Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Jasmine dated July 16, 2025 for Arrived Series Jasmine Property
6.47*	Purchase and Sale Agreement dated July 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Kern Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kern dated July 23, 2025 for Arrived Series Kern Property
6.48*	Purchase and Sale Agreement dated July 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lendrum Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lendrum dated July 23, 2025 for Arrived Series Lendrum Property
6.49*	Purchase and Sale Agreement dated June 24, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rose Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rose dated July 16, 2025 for Arrived Series Rose Property
6.50*	Purchase and Sale Agreement dated July 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Skitt Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Skitt dated July 16, 2025 for Arrived Series Skitt Property
99.1*	Valuation Policy

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer
Date:	September 25, 2025

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 25, 2025
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 4, LLC

/s/ Sue Korn	Principal Financial and	September 25, 2025
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 4, LLC

Arrived Fund Manager, LLC	Managing Member	September 25, 2025

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer